UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Mags Ammo and Company

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 27, 2022

Physical address of issuer
301 Poplar Street, Suite 15, Sterling, CO 80751

Website of issuer
www.magsnco.com

1

Name of intermediary through which the Offering will be conducted
ChainRaise LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
BankVista

Type of security offered
Units of Common Stock

Target number of Securities to be offered
83

Price (or method for determining price)
$12,000

Target offering amount (minimum)
$996,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

2

Maximum offering amount (if different from target offering amount)
$4,992,000.00 (416 common shares)

Deadline to reach the target offering amount
January 9 , 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned

Current number of employees
3

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$42,000.00	$0.00
Cash & Cash Equivalents	$6,868.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$33,000.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss	($84,132.00)	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 16, 2024

FORM C

Up to $4,992,000.00

Mags Ammo and Company



Units of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Mags Ammo and Company, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Securities of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $996,000.00 and up to $4,992,000.00.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $12,000.00 (a single Unit of Common Stock (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

4

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$12,000.00	$600.00	$11,400.00
Aggregate Minimum Offering Amount	$996,000.00	$49,800.00	$946,200.00
Aggregate Maximum Offering Amount	$4,992,000.00	$249,600.00	$4,742,400.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.magsnco.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 16, 2024

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANKVISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY	11
The Business	11
The Offering	12
RISK FACTORS	12
Risks Related to the Company's Business and Industry	12
Risks Related to the Securities	18
BUSINESS	21
Description of the Business	21
Business Plan	21
History of the Business	22
The Company's Products and/or Services	22
Competition	22
Supply Chain and Customer Base	22
Intellectual Property	23
Governmental/Regulatory Approval and Compliance	23
Litigation	23
Other	23
USE OF PROCEEDS	24
DIRECTORS, OFFICERS AND EMPLOYEES	25
Directors	25
Officers of the Company	25
Employees	25
CAPITALIZATION AND OWNERSHIP	26
Capitalization	26
Ownership	26
FINANCIAL INFORMATION	27
Operations	27
Liquidity and Capital Resources	29
Capital Expenditures and Other Obligations	29
Material Changes and Other Information	29
Trends and Uncertainties	29
THE OFFERING AND THE SECURITIES	30
The Offering	30
The Securities	31
Voting and Control	32
Anti-Dilution Rights	32
Restrictions on Transfer	32
Other Material Terms	32
TAX MATTERS	33
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST	34
Related Person Transactions	34
Conflicts of Interest	34
OTHER INFORMATION	34
Bad Actor Disclosure	34
EXHIBITS	35
EXHIBIT A	36
EXHIBIT B	47
EXHIBIT C	59
EXHIBIT D	63

9

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.magsnco.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Mags Ammo and Company (the "Company") is a Delaware Incorporated Company, formed on: December 27, 2022

The Company is located at:
301 Poplar Street, Suite 15, Sterling, CO 80751

The Company's website is www.magsnco.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Mags Ammo & Company are shooting enthusiasts fusing industrial manufacturing with fintech to create a revolutionary asset backed digital token. Its mission is to build a commercial scale manufacturing facility that will produce investment grade ammo and pioneer the financialization of ammunition by creating asset backed digital tokens trading on a blockchain powered exchange.

The Company is a startup phase company committed to disrupting the ammunition marketplace by manufacturing unique investment grade quality ammunition in select calibers (the "Investment Grade Ammunition"), creating a first in class digital token backed by the Investment Grade Ammunition ("Tokens"), and developing a marketplace for the exchange of Tokens among secondary market holders – the Ammunition Investment Exchange.

The Company is raising $4,992,000.00 through this Regulation CF Offering. Through this Regulation CF Offering and other capital raises through the issuance of common stock in the Company apart from this Regulation CF Offering and a debt offering under Regulation D, the Company intends to raise an aggregate maximum of $52,992,000.00.

Refer to further details below.

11

The Offering

Minimum amount of Units of Common Stock being offered	83
Total Units of Common Stock outstanding after Offering (if minimum amount reached)	3533
Maximum amount of Units of Common Stock	416
Total Units of Common Stock outstanding after Offering (if maximum amount reached)	3866
Purchase price per Security	$12,000.00
Minimum investment amount per investor	$12,000.00
Offering deadline	January 9, 2025
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

THIS INVESTMENT INVOLVES A DEGREE OF RISK. AN INDIVIDUAL CONTEMPLATING INVESTMENT IN THIS OFFERING SHOULD GIVE CAREFUL CONSIDERATION TO THE ELEMENTS OF THE RISK SUMMARIZED BELOW, AS WELL AS THE OTHER RISK FACTORS IDENTIFIED ELSEWHERE IN THIS PRIVATE OFFERING MEMORANDUM.

Formation of the Company
The Company was formed on December 27, 2022. It is therefore subject to all the risks inherent in the creation of a new Company. Unforeseen expenses, complications and delays may occur with a new Company.

Capitalization of the Company
Prior to this offering, the Company was funded only with minimal initial capital to support pre-operational expenses and commence business operations. The funds raised in this offering in conjunction with funds raised in a separate issuance of common stock and an issuance of debt in an offering exempt from registration under Regulation D (collectively, the "Capital Raises") comprise the funds needed to commence business operations, in particular to acquire the equipment, manufacturing facilities, and other necessary business functions to manufacture the Investment Grade Ammunition.

The Company reserves the right to obtain capital through other sources such as a commercial bank credit facility or an investment from a strategic partner.

Regulations
The Company is subject to various federal and state laws, rules and regulations. Additionally, the fluidity of regulations concerning asset backed digital tokens lends a degree of uncertainty in the Company's ability to achieve all of its business goals. Failure to comply with existing or to-be-enacted laws may result in civil and criminal liability. Because the Company's business is highly regulated, the laws, rules and regulations applicable to the Company are subject to subsequent modification and change. The Company believes it is in full compliance with any and all applicable laws, rules and regulations.

Customer Base and Market Acceptance
The Company's customer base will be investors and consumers of the Investment Grade Ammunition. While the Company believes it can develop the Investment Grade Ammunition, a consumer base, marketplace, and digital token, the inability of the Company to achieve any or all of these goals could have a material adverse effect on the Company. No assurance can be given that the Company will be able to manufacture the Investment Grade Ammunition, maintain sustained interest in the Investment Grade Ammunition, or that it will generate revenues sufficient for sustained profitable operations.

Competition
Competition for Mags Ammo & Company primarily comes from other manufacturers of ammunition, though it is unique in its intention to develop the Investment Grade Ammunition. With respect to its intended development of a digital token backed by the Investment Grade Ammunition and a marketplace for exchange of the digital tokens, the Company is not aware of any direct or indirect competitors.

Management believes that the Company is well positioned, with a unique product and business model. The expertise of Management combined with the intense interest in ammunition and the digital asset marketplace sets the Company apart from its competitors. However, there is the possibility that existing or new competitors could erode the Company's potential market share and client base. Additionally, these competitors could be better capitalized than the Company, which could give them a significant advantage.

Risks Related to the Securities

The Units of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Units of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Common Stock. Because the Units of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of Common Stock may also adversely affect the price that you might be able to obtain for the Units of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own 47.00% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and

14

policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Purchasers Will Not Directly Participate in Management

The Purchasers will not be entitled to directly participate in the management or operation of the Company or in the conduct of its business. The Company's Board of Directors consists of four members of the Company. The Business and affairs of the company shall be managed by the Board of Directors. The Directors shall be elected by majority vote of the outstanding common shares.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to reserve 8% of its future earnings to pay a dividend to the holders of common stock issued in this Regulation CF Offering and an unrelated issuance of common stock. The intention stated above is not a guarantee and investors should understand that the Company reserves the right to increase, decrease or eliminate its present intention.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

16

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Mags Ammo & Company are shooting enthusiasts fusing industrial manufacturing with fintech to create a revolutionary asset backed digital token. Its mission is to build a commercial scale manufacturing facility that will produce investment grade ammo and pioneer the financialization of ammunition by creating asset backed digital tokens trading on a blockchain powered exchange.

The Company is a startup phase company committed to disrupting the ammunition marketplace by manufacturing unique investment grade quality ammunition in select calibers (the "Investment Grade Ammunition"), creating a first in class digital token backed by the Investment Grade Ammunition ("Tokens"), and developing a marketplace for the exchange of Tokens among secondary market holders – the Ammunition Investment Exchange.

Business Plan

The Company expects to achieve its business goals through distinct phases of operation. The initial phase shall be to acquire manufacturing facilities, machinery, and raw materials for use in the production of Investment Grade Ammunition. Also in the first phase of operations, the Company will purchase small quantities of white labeled ammunition intended for sale to build brand identity while manufacturing operations commence.

The company intends to raise $11M. We will use $6M of the $11M to acquire a loan to buy the first equipment manufacturing line to begin making 556NATO ammunition. The remaining $5M provides the company with operating capital for manufacturing materials, a building lease, marketing, labor, white labeled ammo, and the beginning work stages of developing the digital ammo. The Company intends to pay the investors the first $8M of future distributions from manufacturing by reserving 8% of its future earnings to pay as a dividend to the holders of common stock. The Company intends to pay the Dividend at the end of a 71 month period from the date it commences Investment Grade Ammunition manufacturing operations, which shall be reported to investors via a notice from the Company.Phase 2 will be a capital raise through our Reg D offering, which would allow the company to purchase additional machinery allowing the company to offer multiple calibers of ammunition. The Reg D offering is not a capital raise in exchange for equity in the company and therefore will not dilute the shareholders.

Phase three of business operations will include development of the Tokens and the Ammunition Investment Exchange. Once a critical mass of Investment Grade Ammunition has been manufactured, the Token is structured, and the Ammunition Investment Exchange has attained any necessary approvals, the company will have commenced full operational capabilities.

History of the Business

As a startup stage company, its efforts to date have been spent researching & developing the business concept; building partnerships with legal, compliance, accounting and other vendors necessary for operations; formation of the company; and development of its capital raising plans.

The Company's Products and/or Services

The intention is to produce the following:

Product / Service	Description	Current Market
5.56 NATO	55 Grain FMJ	$.46 /round
7.62 NATO	190 Grain FMJ	$.90/round
9MM	124 Grain FMJ	$.31/round

Describe any anticipated products/services being developed/tested and their markets, and if they will be completed or introduced using the proceeds of the offering.

The Company intends to develop two distinct products with the proceeds of the offering – Investment Grade Ammunition and the Tokens. Additionally, the Company intends to develop the Ammunition Investment Exchange with proceeds from the Offering.

Competition

Competition for Mags Ammo & Company primarily comes from other manufacturers of ammunition, though it is unique in its intention to develop the Investment Grade Ammunition. With respect to its intended development of the Token, backed by the Investment Grade Ammunition, and the Ammunition Investment Exchange, a marketplace for exchange of the Tokens, the Company is not aware of any direct or indirect competitors.

Management believes that the Company is well positioned, with a unique product and business model. The expertise of Management combined with the intense interest in ammunition and the digital asset marketplace sets the Company apart from its competitors. However, there is the possibility that existing or new competitors could erode the Company's potential market share and client base. Additionally, these competitors could be better capitalized than the Company, which could give them a significant advantage.

Supply Chain and Customer Base

The Company's supply chain is largely domestic to the United States. Suppliers include suppliers and manufacturers of raw material metals used to fabricate cartridge and bullet casings as well as suppliers of the components used in the fabrication of ammunition.

Customers of the Investment Grade Ammunition include sovereign governments, consumers of ammunition, and speculators interested in acquiring ammunition for investment purposes.

Customers of the Tokens include members of the general public and institutions interested in speculating on digital tokens or ammunition for investment purposes.

Intellectual Property

The Company is dependent on the following intellectual property:
None

Governmental/Regulatory Approval and Compliance

The Company is subject to various federal and state laws, rules and regulations. Additionally, the fluidity of regulations concerning asset backed digital tokens lends a degree of uncertainty in the Company's ability to achieve all of its business goals. Failure to comply with existing or to-be-enacted laws may result in civil and criminal liability. Because the Company's business is highly regulated, the laws, rules and regulations applicable to the Company are subject to subsequent modification and change. The Company believes it is in full compliance with any and all applicable laws, rules and regulations.

The company is in possession of a valid federal firearms license in accordance with the provisions of Title I of the Gun Control Act of 1968 and the Regulations issued thereunder (27 CFR Part 478) as issued by the Bureau of Alcohol, Tobacco and Firearms.

The type of license issued is for the manufacturing of firearms other than destructive devices, for the premises at 301 Poplar Street, Suite 15, Sterling, CO 80751. Should the company acquire more property or for whichever reason move to a different premises the company will apply for a new Federal Arms Firearms License.

Litigation

The Company and its Managers have no lawsuits pending, no legal actions pending or judgments entered against the Company or Managers and, to the best knowledge of the Company, no legal actions are contemplated against the Company and/or its Managers.

Other

The Company's principal address is 301 Poplar Street, Suite 15, Sterling, CO 80751.

We conduct global online business operations, serving customers and clients worldwide. This includes conducting business in various states across the United States of America, such as Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$49,800	5.00%	$249,600
Commissions	0.00%	$0	0.00%	$0
Total Offering Expenses & Fees	0.00%	$0	0.00%	$0
Net Offering Proceeds	0.00%	$0	0.00%	$0
Acquisition of the startup assets	0.00%	$0	0.00%	$0
Website Development	0.00%	$0	0.00%	$0
Debt Reduction	0.00%	$0	0.00%	$0
Legal, Accounting	6.00%	$59,760	6.00%	$299,520
Working Capital	45.00%	$448,200	45%	$2,246,400
Equipment	44.00%	$438,240	44%	$2,196,480
Total	**100.00%**	**$996,000**	**100.00%**	**$4,992,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon the companies discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ryan Larkin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief executive Officer and Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Owner of Commodity Trading Firm 2017 - Current

Education
Northeastern Junior College, Associates Degree in AG Business, Graduated 2014.

Name
Joseph DiGangi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer and Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Real Estate Developer/ Entrepreneur

Education
Northeastern University, Majored in Business Administration with a dual concentration in Entrepreneurship & Finance. graduated in 2000

Name
Harry Barzilay

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operations Officer and Co-Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Owner of Boteka Inc. a manufacturing company in FL

Education
Baruch College NYC. Major in Computer Science graduated in 2000

Officers of the Company

The officers of the Company are all directors of the Company. Their positions held and experience are detailed above in the discussion of their role as directors of the Company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees. All employees are executives of the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	3450
Voting Rights	Pro-Rata
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No Limits
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding: None to date but is in the process of raising of up to $48,000,000.00 of capital in two offerings exempt from registration under Regulation D.

The Company has not conducted any offerings, exempt or not, in the past 3 years. We note the intention to engage in the offering described above under Regulation D and an intended offering of $6,000,000 in common stock in an offering apart from this offering under Regulation CF.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is US$49,800,000

The Company intends to pay the investors the first $8M of future distributions from manufacturing by reserving 8% of its future earnings to pay as a dividend to the holders of common stock. The Company intends to pay the Dividend at the end of a 71 month period from the date it commences Investment Grade Ammunition manufacturing operations, which shall be reported to investors via a notice from the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

24

Ownership

Below are listed the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ryan Larkin	26.00%
Harry Barzilay	21.00%

Following the Offering, the Purchasers will own 2.35% of the Company if the Minimum Amount is raised and 10.76% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is a development stage company and has not yet commenced its principal operations. The Company has engaged in extensive research and other predicate matters to assess the marketplace for the Token, Investment Grade Ammunition production and distribution, and related projects related to the commencement of operations.

The Company intends to fund its capital expenditures and operations until such time that it sustains an operating profit through the following means:

● **Confidential Private Placement -** The Company intends to offer One Thousand Six Hundred and Eighty (1680) Promissory Notes at $25,000 per note in an offering exempt from registration under Regulation D, totaling in the sum of $42,000,000.00. The minimum purchase of four (4) notes per investor is offered to investors by the Company.

● **Confidential Private Placement –** The Company intends to raise a minimum amount of $6,000,000.00 through an issuance of common stock in an offering exempt from registration under Regulation D. The above mentioned offering will be used as additional capital for machinery.

● **Regulation CF -** The company intends to raise $4,992,000.00 through the offering described in this Form C under Regulation CF.

The Company is seeking a small business loan to supplement its capital raises and provide additional purchase capital for its first line of machinery.

The company intends to raise $11M. We will use $6M of the $11M to acquire a loan to buy the first equipment manufacturing line to begin making 556NATO ammunition. The remaining $5M provides the company with operating capital for manufacturing materials, a building lease, marketing, labor, white labeled ammo, and the beginning work stages of developing the digital ammo. The Company intends to pay the investors the first $8M of future distributions from manufacturing by reserving 8% of its future earnings to pay as a dividend to the holders of common stock. The Company intends to pay the Dividend at the end of a 71 month period from the date it commences Investment Grade Ammunition manufacturing operations, which shall be reported to investors via a notice from the Company. Phase 2 will be a capital raise through our Reg D offering, which would allow the company to purchase additional machinery allowing the company to offer multiple calibers of ammunition. The Reg D offering is not a capital raise in exchange for equity in the company and therefore will not dilute the shareholders.

Phase 1- Use of Proceeds	$
Manufacturing Equipment	$6,000,000
White Labeled Ammo	$988,000
Facility Costs	$120,000
Tech Costs	$336,000
Salaries/Labor	$460,000
Manufacturing operating Capital	$2,400,000
Other Equipment	$380,000
Soft Costs (Incl. intermediary fees)	$310,000
Total	$10,994,000

Liquidity and Capital Resources
The Company's liquidity and capital resources are dependent on its ability to raise sufficient capital to commence operations, generate operating capital or ammunition used to repay the principal and interest on the Notes, or , alternatively, develop a digital token backed by Investment Grade Ammunition that can be provided to investors in satisfaction of the Notes.

Capital Expenditures and Other Obligations
The Company intends to make material capital expenditures in the future of $48 million for the purposes of acquiring machinery, raw material, and a manufacturing facility for the Investment Grade Ammunition. It also intends for some of its capital expenditure to be on white labeled ammunition that it will sell in the marketplace to build brand identity. Finally, the Company intends to make material capital expenditures in the future to develop the Tokens and the Ammunition Investment Exchange

Material Changes and Other Information

The Company does intend to make material changes to its business operations in the near future, as products are finalized.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.

Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A

27

THE OFFERING AND THE SECURITIES

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 100% Securities outstanding.

The Offering

The Company is offering up to 416 units of Common Stock raising a sum of up to $4,992,000.00. The Company is attempting to raise a minimum amount of $996,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 9, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $4,992,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BankVista until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and provide notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $12,000.00.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 100% Securities outstanding.

Distributions

For a specified period outlined below, the Company currently intends to reserve 8% of its future earnings to pay a dividend to the holders of common stock issued in this Regulation CF Offering and an unrelated issuance of common stock (the "Dividend"). The Company intends to pay the Dividend for a period of 71 months from the date it commences Investment Grade Ammunition manufacturing operations, which shall be reported to investors via a notice from the Company.

The intention to pay the Dividend stated above is not a guarantee and investors should understand that the Company reserves the right to increase, decrease or eliminate its present intention.

Capital Contributions
The holders of Securities are not required to make additional capital contributions following the Offering to the Company.

Voting and Control
Holders of Units acquired in this Offering will have voting rights in the Company and/or ability to control its operations or its management.

The Securities have the following voting rights: All holders of shares of common stock shall be identical with each other in every respect and shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share on all matters on which Shareholders have the right to vote per the Stockholder Agreement.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company is not aware of any other material terms of the offering.

30

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Mags Ammo and Company Inc
_____
(Issuer)

Ryan Larkin
_____
(By)

_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Chief executive Officer and Founder
_____
(Title)

Ryan Larkin
_____
(Name)

01 / 17 / 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Video Transcription
Exhibit D   Stockholders Agreement

EXHIBIT A

Financial Statements

MAGS AMMO & CO.

AUDITED FINANCIAL STATEMENTS

As of October 31, 2023

MAGS AMMO & CO.

Audited Financial Statements

As of December 31, 2021 and 2022

Index to Audited Financial Statements

Table of Contents	Page
Independent Auditor Report	3
Balance Sheet	5
Income Statement	6
Changes in Equity Statement	7
Cash Flow Statement	8
Notes to the Financial Statements	9

2



INDEPENDENT AUDITOR'S REPORT

November 08, 2023

The Board of Directors
Mags Ammo & Co.
301 Poplar St. Suite 15
Sterling, CO 807 51

REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of Mags Ammo & Co. as of October 31, 2023 and the related statements of operations, changes in net equity and cash flows for the period then ended. These financial statements are the responsibility of the company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the

3



circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mags Ammo & Co. as of October 31, 2023 and the results of operations, changes in net equity, and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Nov. 8, 2023

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

cpa@cfaudits.com

4

Mags Ammo & Co.

Balance Sheet

As of October 31, 2023

ASSETS

Current Assets

Cash at Bank	6,868
Non-Current Assets	
Software	42,000
TOTAL ASSETS	**48,868**

LIABILITIES AND EQUITY

LIABILITIES

Current Liabilities

Accounts Payables	33,000
TOTAL LIABILITIES	**33,000**
EQUITY	
Common Shares	4
Additional Paid-In Capital	99,996
Retained Earnings (Deficit)	(84,132)
TOTAL LIABILITIES AND EQUITY	**48,868**

The accompanying notes are an integral part of these financial statements   5

41

Mags Ammo & Co.

Income Statement

For the period ended as of October 31, 2023

Revenues	**-**
Operating Expenses	
Legal Expenses	(43,915)
Professional Fees	(40,100)
Charges and Fees	(116)
Less Operating Expenses	**(84,132)**
Net Profit (Loss)	**(84,132)**

The accompanying notes are an integral part of these financial statements

Mags Ammo & Co.

Changes in Equity

As of October 31, 2023

	Common shares	Contributions	Retained Earnings	Equity Balance
Beginning Balance as of January 01, 2023	-	-	-	-
Stocks Issued as of October 31, 2023	4	99,996	-	100,000
Owners Contributions as of October 31, 2023	-	-	-	-
Net Profit (Loss) as of October 31, 2023	-	-	(84,132)	15,868
Equity Balance as of October 31, 2023	**4**	**99,996**	**(84,132)**	**15,868**

The accompanying notes are an integral part of these financial statements 7

43

Mags Ammo & Co.
Cash Flow Statement
As of October 31, 2023

OPERATING ACTIVITIES

Net Income	(84,132)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	
Increase in Accounts Payables	33,000
Net cash used by operating activities	**(51,132)**
Investing Activities	
Development of Application	(42,000)
Net Cash Used in Investing Activities	**(42,000)**
Financing Activities	
Common Shares	4
Additional Paid-In Capital	99,996
Net Cash Provided by Financing Activities	**100,000**
NET CASH INCREASE (DECREASE) FOR PERIOD	**6,868**
Cash at the beginning of the period	-
CASH AT END OF PERIOD	**6,868**

The accompanying notes are an integral part of these financial statements 8

Mags Ammo & Co.

Notes to the Financial Statements

As of October 31, 2023

1. Description of the Business

Mags Ammo & Co. (the company) was formed in the state of Delaware on December 27, 2022. The company was not active and has no transactions during 2022.

Mags Ammo & Co. is a Second Amendment Advocate combining Fintech with industrial manufacturing to create a revolutionary asset backed digital token. Its mission is to pioneer the financialization of ammunition by creating asset backed digital tokens trading on a blockchain powered global commodities exchange. Mags Ammo & Company's business will apex with the manufacturing of Investment Grade Ammunition and digital tokens that are backed by the Investment Grade Ammunition and exchanged over a bespoke exchange the Ammunition Investment Exchange.

2. Summary of Significant Accounting Policies

1.1. Basis of Presentation

The Company has no income from its primary operations yet. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

1.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

3. Software and Accounts Payables

The Company has signed an agreement with a vendor to develop its website which will be used to run its daily operations, the website and related software applications is completed, and the cost of the development has been capitalized, and shall be amortized for 5 years period starting from 2024.

The accounts payable balance is related to the development of the website and shall be completely paid within one year.

9

45

Mags Ammo & Co.

Notes to the Financial Statements (Continued)

As of October 31, 2023

4. Equity

The company is authorized to issue 5,000 of its common shares, at a par value of $0.001 per share, any additional amount shall be considered as Additional Paid-In Capital. As of October 31, 2023, the company has 3,900 shares issued and outstanding.

EXHIBIT B

Subscription Agreement

MAGS AMMO AND COMPANY
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Mags Ammo and Company
Attn: Ryan Larkin
301 Poplar Street, Suite 15, Sterling, CO 80751
Sterling, CO, CA 80751

Ladies and Gentlemen:

I commit and subscribe to purchase from MAGS AMMO AND COMPANY, a Delaware Corporation (the "Company") "Common Stock" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Common Stock subscribed to hereby shall be issued to me in the form of Units.

With respect to such purchase, I hereby represent and warrant to you that:

1   Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   Subscription.

a. I hereby subscribe to purchase the number of Common Stock set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Common Stock subscribed.

Principal Amount of Common Stock...(1)

(1) A minimum purchase of $12000, is required for individual investors. Amounts may be subscribed for in $12000 increments.

b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to **"MAGS AMMO AND COM-PANY"** in an amount equal to 100% of my total subscription amount.

Portal Transaction ID (TXID) . . . .

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3 Representations of Investor.

In connection with the sale of the Common Stock to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the FORM-C, dated on or about 2024-01-16, (the "Memorandum"), relating to the offering of the Equity.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Common Stock.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the CEO/Founder of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Common Stock, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Common Stock).

d. I understand that an investment in the Common Stock is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Common Stock. I can bear the economic risk of an investment in the Common Stock for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Common Stock, that there are significant restrictions on the transferability of the Common Stock and that for these and other reasons, I may not be able to liquidate an investment in the Common Stock for an indefinite period of time.

f. I have been advised that the Common Stock have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4 Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Common Stock, (ii) the purchase of the Common Stock is a long-term investment, (iii) the transferability of the Common Stock is restricted, (iv) the Common Stock may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Common Stock.

b. I represent and warrant that I am purchasing the Common Stock for my own account, for long term investment, and without the intention of reselling or redistributing the Common Stock. The Common Stock are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Common Stock. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Common Stock in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Common Stock and for which the Common Stock were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Common Stock by me (i) may require the consent of the CEO/Founder of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

3

5 Additional Representations of Investor.

In connection with the sale of the Units to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the Units. The Subscription Agreement and the Units are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the Units and to subscribe for and purchase the Units subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the Units as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the Units by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the Units are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the Units for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the Units are derived from legitimate and legal sources, and neither such funds nor any investment in the Units (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the Units.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the Units to me, and the Units would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the Units.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the Units to me.

g. I acknowledge and agree that any approval or consent of a Units holder required under the Units may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6   Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

❏ i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

❏ ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

❏ iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

❏ iv.   I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

❏ v.   I am a director or executive officer of MAGS AMMO AND COMPANY

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

❏ i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

❏ ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

❏ iii.   The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

❏ iv.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

❏ v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

❏ vi.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

❏ vii.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

   ❏ (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

   ❏ (2) the employee benefit plan has total assets in excess of $5,000,000; or

   ❏ (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

❏ viii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

❏ ix.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Common Stock and one or more of the following is true (check one or more, as applicable):

   ❏ (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

   ❏ (2) a corporation;

   ❏ (3) a Massachusetts or similar business trust;

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52

6   Investor Qualifications.

❑   (4)   a partnership; or

❑   (5)   a limited liability company.

❑   x.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Common Stock and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Common Stock.

❑   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

❑   xii. The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

❑   xiii. The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

❑   xiv. The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

❑   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

❑   xvi. The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

❑   xvii. The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

❑   xviii. The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**

❑   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor; that the information regarding my income, networth and outside investments provided to the portal are true and correct.

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53

7   Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Common Stock. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____

Dated: _____

_____
Signature

_____
Signature of Second Individual, if applicable

_____
Name (Typed or Printed)

_____
Name (Typed or Printed)

_____
Social Security Number

_____
Social Security Number

_____
Telephone Number

_____
Telephone Number

_____
Residence Street Address

_____
Residence Street Address

_____
City, State & Zip Code
(Must be same state as in Section 1)

_____
City, State & Zip Code
(Must be same state as in Section 1)

_____
Mailing Address
(Only if different from residence address)

_____
Mailing Address
(Only if different from residence address)

_____
City, State & Zip Code

_____
City, State & Zip Code

_____
Email address

_____
Email address

Individual Subscriber Type of Ownership:

The Common Stock subscribed for are to be registered in the following form of ownership:

❏   Individual Ownership

❏   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

❏   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

❏ Cash ❏ CD ❏ Liquidation ❏ Margin or Bank Loan ❏ Money Market ❏ Other

8

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____   _____
Name of Entity (Typed or Printed)   Telephone Number

_____   _____
Signature of Authorized Person   Entity's Tax Identification Number

,_____   _____
Name & Title (Typed or Printed) of Signatory   Contact Person (if different from Signatory)

_____   _____
Principal Executive Office Address   Mailing Address
                                            (If different from principal executive office)

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)

_____   _____
Email address   Email address

Entity Subscriber Type of Ownership:

The Common Stock subscribed for are to be registered in the following form of ownership (check one):

❑   Partnership

❑   Limited Liability Company

❑   Corporation

❑   Trust or Estate (Describe, and enclose evidence of authority :

❑   IRA Trust Account

❑   Other (Describe) :

9

ACCEPTANCE

This Subscription Agreement is accepted by MAGS AMMO AND COMPANY on

As to: the principal amount in Common Stock set forth in Item 2.a.; or Common Stock.

MAGS AMMO AND COMPANY

By: . . . .
Name: Ryan Larkin
Its: CEO/Founder

Counterpart Signature Page to Certificate of Incorporation of Mags Ammo and Company

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Certificate of Incorporation of Mags Ammo and Company, as the same may be amended from time to time, and hereby authorizes Mags Ammo and Company to attach this counterpart signature page to the Certificate of Incorporation as executed by the other parties thereto.

_____
Signature

_____
Name (Typed or Printed)

_____
Signature of Second Individual, if applicable

_____
Name (Typed or Printed)

58

EXHIBIT C

Video Transcription

Introduction

Introducing Mags Ammo & Company the new innovative ammunition company.

Mags Ammo & Co. is a company of shooting enthusiasts fusing industrial manufacturing with fintech technology to create a revolutionary ammunition backed digital token.

This transforms ammunition from what is currently a consumable product and into an investable commodity and asset.

You might ask what makes our ammo so different from everyone else's? Our ammo is what we call Investment Grade Ammo. Our investment grade ammo is high quality military-grade ammo built to

CIP/NATO specs. The ammo is then sealed around the case mouth and primer of the cartridge. The ammo is then packed into boxes that are then placed into vacuum sealed bags and sealed into an ammo can. This gives our ammo a self-life that will last decades. Allowing it to become a long term asset. This investment grade ammo is what gives Mags & Co. its competitive edge.

Our goal in raising capital is not only to create interest and community about our project but also to initiate Phase 1 of this great endeavor. The Manufacturing Facility. This capital raise is what will trigger the start of our manufacturing plant, the building of the brand, and the beginning development of ammunition backed tokens.

Why Invest?

The team has spent over 2 years developing the product and researching the laws, regulations, and logistics of creating an asset

backed token and blockchain marketplace. And guess what? It can be done.

We are also currently working with D&M Holdings to develop our manufacturing facility. The team who built Grind Hard Ammo and Sig Sauer Ammunition.

The Team

Our team is what gives Mags Ammo & Co. its core strength as we have experts in every field including a commodity professional(Ryan Larkin), Financial expert(Joe DiGangi), a manufacturing and logistics expert(Harry Barzilay), defense contractor(Lonnie McBride), an ammo expert who worked for both Remington Arms and RUAG for 17+ years(Josh

Cutlip), and a software engineer who spent most of his career working for Lockheed Martin(Doug Cavanaugh).

Our team is a collective group of shooting enthusiasts looking to own our means of ammunition production and bring a new high quality investment grade asset to the commodities marketplace.

Mags Ammo & Co.'s vision for the future is for ammo to become more than a good but also an investment grade asset much like gold and silver. Bringing a new commodity to the market, like ammunition, allows for people to own ammo all over the globe without having to hold it physically. This will create unprecedented demand for ammo as it becomes the next big asset class.

Market Opportunity

The current $29B ammunition market has an estimated 2.8% annual growth with the global market growth projected at 4.7% annually.

Now is the opportune time to invest in ammo with prices currently being towards their cyclical lows, giving investors great upside potential.

Conclusion

Commercial scale manufacturing of an asset and tokenizing it may be the most innovative thing happening in the ammunition and commodities industry today.
As a team we noticed the impact that certain domestic and global events have on ammunition pricing and availability. Whether it be potential forthcoming second amendment restrictions, civil unrest, pandemics, economic uncertainty or numerous other geopolitical conflicts, ammunition pricing soars while supply evaporates. Thus, ammunition is a commodity.

We believe now is the optimal time to introduce ammunition into the commodities marketplace. The success of alternative investment products such as digital assets crypto and NFT's coupled with the booming market for rare collectibles, indicates investors are seeking sources of yield beyond traditional equities markets. Furthermore,

today's blockchain technology allows for industry transparency and can provide security to investors by ensuring the digital asset is married to the physical product.
By manufacturing and transforming ammunition into a digital asset and creating the first blockchain powered trading platform, we will provide investors and speculators across the globe access to a product that physical ownership is currently restricted in most places worldwide. Given ammunition manufacturers historically struggle to fulfill U.S. commercial market demand, global interest in asset backed digital

tokens will create unparalleled demand and tremendous upside investment yield.

For just $12,000/share you too can join our mission to create the next big thing in the ammunition industry.

Thanks for watching!

EXHIBIT D

Stockholders Agreement

STOCKHOLDERS AGREEMENT

among

MAGS AMMO & CO.

and

EACH PERSON IDENTIFIED ON SCHEDULE A

dated as of

MARCH __31__, 2023

Stockholders Agreement

This Stockholders Agreement (this "**Agreement**"), dated as of March 31 , 2023 (the "**Effective Date**"), is entered into among Mags Ammo & Co., a Delaware corporation (the "**Company**"), each Person identified on **Schedule A** hereto (each, an "**Initial Stockholder**" and collectively, the "**Initial Stockholders**"), and each other Person who after the date hereof acquires Shares of the Company and becomes a party to this Agreement by executing a Joinder Agreement (such Persons, collectively with the Initial Stockholders, the "**Stockholders**").

RECITALS

WHEREAS, the Initial Stockholders have formed the Company for the purposes of conducting and operating the Business;

WHEREAS, the Company has authorized 5,000 Shares;

WHEREAS, as of the date hereof, each Stockholder owns the number and percentage of the issued and outstanding Shares set forth opposite the Stockholder's name on **Schedule A** hereto; and

WHEREAS, the Initial Stockholders and the other parties hereto deem it in their best interests and in the best interests of the Company to set forth in this Agreement their respective rights and obligations in connection with their investment in the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the meanings specified or referenced in this Article I.

"**Acceptance Notice**" has the meaning set forth in Section 4.01(c).

"**Additional Capital Contributions**" has the meaning set forth in Section 7.02(a).

"**Affiliate**" means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" has the meaning set forth in the preamble.

"**Board**" has the meaning set forth in Section 2.01(a).

2

65

"**Business**" means the manufacturing and sale of investment grade ammunition and creating an asset backed digital token traded on a blockchain exchange.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the State of Delaware are authorized or required to close.

"**By-Laws**" means the by-laws of the Company, as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"**Capital Contribution**" means, for any Stockholder, the total amount of cash and cash equivalents and the value of any property contributed to the Company by such Stockholder.

"**Certificate of Incorporation**" means the certificate of incorporation of the Company, as filed on December 27, 2022 with the Secretary of State of the State of Delaware, and as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"**Company**" has the meaning set forth in the preamble.

"**Competitor**" means any Person that, directly or indirectly, competes with the Company in the Business (or any portion thereof) and/or whose business is or includes the Business (or any portion thereof).

"**Confidential Information**" has the meaning set forth in Section 5.04(a).

"**Contributing Stockholder**" has the meaning set forth in Section 7.02(b).

"**Corporate Opportunity**" has the meaning set forth in Section 5.03.

"**Default Amount**" has the meaning set forth in Section 7.02(b).

"**Default Loan**" has the meaning set forth in Section 7.02(b).

"**DGCL**" means the Delaware General Corporation Law, as amended from time to time and including any successor legislation thereto and any regulations promulgated thereunder.

"**Director**" has the meaning set forth in Section 2.01(a).

"**Effective Date**" has the meaning set forth in the preamble.

"**Excluded Securities**" means any Shares or other equity securities issued in connection with: (a) a grant to any existing or prospective consultants, employees, officers, or Directors pursuant to any stock option, employee stock purchase, or similar equity-based plans or other compensation agreement; (b) the exercise or conversion of options to purchase Shares, or Shares issued to any existing or prospective consultants, employees, officers, or Directors pursuant to any stock option, employee stock purchase, or similar equity-based plans or any other compensation agreement; (c) any acquisition by the Company of the shares of stock, assets, properties, or business of any Person; (d) any merger, consolidation, or other business combination involving the Company; (e) a share split, share dividend, or any similar recapitalization; or (f) any issuance of Financing Equity where such Financing Equity, together with all then outstanding Financing Equity, is not equal to, and is not convertible into, an aggregate of more than 5% of the outstanding Shares on a fully diluted basis at the time of the issuance of such Financing Equity, in each case, approved in accordance with the terms of this Agreement.

"**Exercise Period**" has the meaning set forth in Section 4.01(c).

"**Exercising Stockholder**" has the meaning set forth in Section 4.01(d).

"**Family Member**" means with respect to any Stockholder that is a natural person, such Stockholder's Spouse, parent, sibling, descendant (including adoptive relationships and stepchildren), and the Spouses of each such natural persons.

"**Financing Equity**" means any Shares, warrants, or other similar rights to purchase Shares issued to lenders or other institutional investors (excluding the Stockholders) in any arm's length transaction providing debt financing to the Company.

"**Fiscal Year**" means, for financial accounting purposes, January 1 to December 31.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Government Approval**" means any authorization, consent, approval, waiver, exception, variance, order, exemption, publication, filing, declaration, concession, grant, franchise, agreement, permission, permit, or license of, from, or with any Governmental Authority, the giving of notice to, or registration with, any Governmental Authority, or any other action in respect of any Governmental Authority.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Governing Documents**" means the Certificate of Incorporation and the By-Laws.

"**Initial Public Offering**" means any offering of Shares pursuant to a registration statement filed in accordance with the Securities Act.

"**Initial Stockholders**" has the meaning set forth in the preamble.

"**Issuance Notice**" has the meaning set forth in Section 4.01(b).

"**Joinder Agreement**" means the joinder agreement in form and substance of **Exhibit A** attached hereto.

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"**Laws**" means (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Lien**" means any lien, claim, charge, mortgage, pledge, security interest, option, preferential arrangement, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**New Securities**" has the meaning set forth in Section 4.01(a).

"**Non-Contributing Stockholder**" has the meaning set forth in Section 7.02(b).

"**Non-Exercising Stockholder**" has the meaning set forth in Section 4.01(d).

"**Offered Shares**" has the meaning set forth in Section 3.02(a).

"**Offering Stockholder**" has the meaning set forth in Section 3.02(a).

"**Offering Stockholder Notice**" has the meaning set forth in Section 3.02(b).

"**Over-Allotment Exercise Period**" has the meaning set forth in Section 4.01(d).

"**Over-Allotment New Securities**" has the meaning set forth in Section 4.01(d).

"**Over-Allotment Notice**" has the meaning set forth in Section 4.01(d).

"**Permanent Disability**" means the inability of an individual from performing their duties for a period of 100 days and a qualified physician, acceptable to the Company, has agreed at the end of such period that such individual is permanently disabled because of sickness or injury.

"**Permitted Transferee**" means with respect to any Stockholder that is an entity, any Affiliate of such Stockholder, and with respect to any Stockholder who is an individual: (a) such Stockholder's Family Member; (b) a trust under which the distribution of Shares may be made only to such Stockholder and/or any Family Member of such Stockholder; (c) a charitable remainder trust, the income from which will be paid to such Stockholder during their life; (d) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Stockholder and/or Family Members of such Stockholder; or (e) such Stockholder's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries by will or by the laws of intestate succession.

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"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Preemptive Pro Rata Portion**" has the meaning set forth in Section 4.01(c).

"**Prospective Purchaser**" has the meaning set forth in Section 4.01(b).

"**Purchasing Stockholder**" has the meaning set forth in Section 3.02(d).

"**Related Party Agreement**" means any agreement, arrangement, or understanding between the Company and any Stockholder or any Affiliate of a Stockholder or any Director, officer, or employee of the Company, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, managers, members, partners, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**ROFR Notice**" has the meaning set forth in Section 3.02(d).

"**ROFR Notice Period**" has the meaning set forth in Section 3.02(d).

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Selling Stockholder**" means a Stockholder that proposes to sell its Shares to the other Stockholders pursuant to Section 3.04.

"**Shares**" means shares of common stock, $0.001 par value, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any share split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

"**Spousal Consent**" has the meaning set forth in Section 10.19.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Stockholder.

"**Stockholders**" has the meaning set forth in the preamble.

"**Subsidiary**" means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Supermajority Approval**" means with respect to any matter that must be approved by the Stockholders pursuant to this Agreement: (a) the affirmative vote of Stockholders holding at least 75% of the issued and outstanding Shares; or (b) the written consent of the Stockholders holding at least 75% of the issued and outstanding Shares.

"**Third-Party Purchaser**" means any Person who, immediately prior to the contemplated transaction: (a) does not, directly or indirectly, own or have the right to acquire any outstanding Shares; or (b) is not a Permitted Transferee of any Person who, directly or indirectly, owns or has the right to acquire any Shares.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person. "Transfer" when used as a noun shall have a correlative meaning.

"**Waived ROFR Transfer Period**" has the meaning set forth in Section 3.02(f).

ARTICLE II
MANAGEMENT AND OPERATION OF THE COMPANY

Section 2.01   Board of Directors.

(a)   The Stockholders agree that the business and affairs of the Company shall be managed through a board of directors (the "**Board**") consisting of 4 members (each, a "**Director**"). Decisions by the Board shall be made pursuant to a majority vote of Directors then serving on the Board. Should the Board at any time consist of an even number of Directors and there is a deadlock, the Board shall obtain independent third party counsel that is mutually agreed upon by a majority of the Directors to resolve such deadlock and reach a decision. Directors shall be elected by the majority vote of the then outstanding Shares, the initial Board shall consist of the individuals identified on **Schedule B** hereto, and each Director shall hold office until the earlier to occur of: (i) the election of such Director's successor by a majority of the then outstanding Shares; or (ii) such Director is removed as set forth in Section 2.01(c)).

(b)   Each Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as stockholder, director, member of a board committee, or officer of the Company, or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect sufficient number of Directors to the Board pursuant to Section 2.01(a).

(c)   Any Director may be removed upon the majority vote of the then outstanding Shares, with or without cause.

(d)   In the event a vacancy is created on the Board at any time and for any reason (whether as a result of death, disability, retirement, resignation, or removal

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pursuant to Section 2.01(c)), the Stockholders shall fill such vacancy upon a vote of a majority of the then outstanding Shares.

(e)   The Board shall have the right to establish any committee of Directors as the Board shall deem appropriate from time to time. Subject to this Agreement, the Governing Documents, and applicable Laws, committees of the Board shall have the rights, powers, and privileges granted to such committee by the Board from time to time. Any delegation of authority to a committee of Directors to take any action must be approved in the same manner as would be required for the Board to approve such action directly.

Section 2.02   Subsidiaries. With respect to any Subsidiary of the Company that is established in accordance with the terms of this Agreement, the Stockholders shall have the same management, voting, and board of director representation rights with respect to such Subsidiary as the Stockholders have with respect to the Company. The Stockholders shall, and shall cause their Director designees to, take all such actions as may be necessary or desirable to give effect to this provision.

Section 2.03   Voting Arrangements. In addition to any vote or consent of the Board or the Stockholders of the Company required by applicable Laws, including the DGCL, without Supermajority Approval the Company shall not, and shall not enter into any commitment to:

(a)   amend, modify, restate, or waive any provisions of the Certificate of Incorporation or By-Laws;

(b)   (i) make any material change to the nature of the Business conducted by the Company; or (ii) enter into any business other than the Business;

(c)   adopt or modify in any material respect an annual budget, operating budget, or business plan for the Company;

(d)   (i) subject to Section 4.01, issue or sell Shares or other equity securities of the Company to any Person; or (ii) enter into or effect any transaction or series of related transactions involving the repurchase, redemption, or other acquisition of Shares from any Person, in each case, other than any Excluded Securities approved in accordance with the terms of this Agreement or as otherwise contemplated by the terms of this Agreement;

(e)   incur any indebtedness, pledge or grant Liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person;

(f)   make any loan or advance to, or a capital contribution or investment in, any Person;

(g)   enter into, amend in any material respect, waive, or terminate any Related Party Agreement other than the entry into a Related Party Agreement that is on an arm's

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length basis and on terms no less favorable to the Company than those that could be obtained from an unaffiliated third party;

(h)   enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, acquisition of shares of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice;

(i)   enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of shares of stock, or sale of assets) by the Company of any assets, , other than sales of inventory in the ordinary course of business consistent with past practice;

(j)   establish a Subsidiary or enter into any joint venture or similar business arrangement;

(k)   enter into or amend any material term of: (i) any employment agreement or arrangement with any senior employee of the Company; (ii) the compensation (including salary, bonus, deferred compensation, or otherwise) or benefits of any senior employee of the Company; (iii) any stock option, employee stock purchase, or similar equity-based plans; (iv) any benefit, severance, or other similar plan; or (v) any annual bonus plan or any management equity plan;

(l)   settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability or agree to the provision of any equitable relief by the Company;

(m)   initiate or consummate an Initial Public Offering or make a public offering and sale of Shares or any other securities; or

(n)   wind up, dissolve, liquidate, or terminate the Company or initiate a bankruptcy proceeding involving the Company.

ARTICLE III
TRANSFER OF INTERESTS

Section 3.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 3.01(b) or in accordance with the procedures described in Section 3.02, each Stockholder agrees that such Stockholder will not, directly or indirectly, voluntarily or involuntarily, Transfer any of its Shares.

(b)   The provisions of Section 3.01(a) and Section 3.02 shall not apply to any of the following Transfers by any Stockholder of any of its Shares:

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(i) to a Permitted Transferee; or

(ii) pursuant to a merger, consolidation, or other business combination of the Company with a Third-Party Purchaser.

(c) In addition to any legends required by applicable Laws, each certificate representing the Shares of the Company (as applicable) now owned or that may hereafter be acquired by the Stockholders shall bear a legend substantially in the following form:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER."

(d) Prior notice shall be given to the Company by a Stockholder of any Transfer of Shares, including Transfers to a Permitted Transferee. Prior to consummation of any Transfer by any Stockholder of any of its Shares, including a Transfer to a Permitted Transferee or a Third-Party Purchaser, such Stockholder shall cause: (i) any transferee who is not already a party to this Agreement to execute and deliver to the Company a Joinder Agreement in which such transferee agrees to be bound by the terms and conditions of this Agreement; and (ii) if the transferee is an individual, any Spouse of such transferee to execute and deliver to the Company a Spousal Consent.

(e) Notwithstanding any other provision of this Agreement, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Shares: (i) except as permitted under the Securities Act and other applicable federal or state securities laws, and then, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act; (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company. In any event, the Board may refuse the Transfer to any Person if such

Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(f)   Any Transfer or attempted Transfer of any Shares in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such Shares for all purposes of this Agreement and the Governing Documents of the Company.

(g)   This Agreement shall cover all of the Shares now owned or hereafter acquired by the Stockholders while this Agreement remains in effect.

Section 3.02   Right of First Refusal.

(a)   If at any time a Stockholder (such Stockholder, an "**Offering Stockholder**") receives a bona fide offer from any Third-Party Purchaser to purchase all or any portion of the Shares (the "**Offered Shares**") owned by the Offering Stockholder and the Offering Stockholder desires to Transfer the Offered Shares (other than Transfers that are permitted by Section 3.01(b)), then the Offering Stockholder must first make an offering of the Offered Shares to each other Stockholder in accordance with the provisions of this Section 3.02.

(b)   The Offering Stockholder shall, within ten (10) days of receipt of the offer from the Third-Party Purchaser, give written notice (the "**Offering Stockholder Notice**") to the Company and the other Stockholders stating that it has received a bona fide offer from a Third-Party Purchaser and specifying:

(i)   the number of Offered Shares to be Transferred by the Offering Stockholder;

(ii)   the name of the Third-Party Purchaser;

(iii)   the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv)   the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the Offering Stockholder Notice.

The Offering Stockholder Notice shall constitute the Offering Stockholder's offer to Transfer the Offered Shares to the other Stockholders, which offer shall be irrevocable until the end of the ROFR Notice Period.

(c)   By delivering the Offering Stockholder Notice, the Offering Stockholder represents and warrants to the Company and to each other Stockholder that: (i) the Offering Stockholder has full right, title, and interest in and to the Offered Shares; (ii) the Offering Stockholder has all the necessary power and authority and has taken all necessary action to Transfer such Offered Shares as contemplated by this Section 3.02; and (iii) the Offered Shares are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement, or restrictions on transfer arising under applicable state or federal securities Laws.

(d)   Upon receipt of the Offering Stockholder Notice, each Stockholder shall have ten (10) Business Days (the "**ROFR Notice Period**") to elect to purchase all (but not less than all) of the Offered Shares by delivering a written notice (a "**ROFR Notice**") to the Offering Stockholder and the Company stating that it agrees to purchase such Offered Shares on the terms specified in the Offering Stockholder Notice. Any ROFR Notice shall be binding upon delivery and irrevocable by the applicable Stockholder. If more than one Stockholder delivers a ROFR Notice, each such Stockholder (the "**Purchasing Stockholder**") shall be allocated its pro-rata portion of the Offered Shares, which shall be based on the proportion of the number of Shares such Purchasing Stockholder owns relative to the total number of Shares all of the Purchasing Stockholders own.

(e)   Each Stockholder that does not deliver a ROFR Notice during the ROFR Notice Period shall be deemed to have waived all of such Stockholder's rights to purchase the Offered Shares under this Section 3.02, and the Offering Stockholder shall thereafter, subject to the rights of any Purchasing Stockholder, be free to sell the Offered Shares to the Third-Party Purchaser in the Offering Stockholder Notice in accordance with Section 3.02(f), without any further obligation to such Stockholder pursuant to this Section 3.02.

(f)   If no Stockholder delivers a ROFR Notice in accordance with Section 3.02(d), the Offering Stockholder may, during the sixty (60) day period immediately following the expiration of the ROFR Notice Period, which period may be extended for a reasonable time not to exceed ninety (90) days following expiration of the ROFR Notice Period, to the extent reasonably necessary to obtain any required Government Approvals (the "**Waived ROFR Transfer Period**") (and subject to the requirements of Section 3.01(d)), Transfer all of the Offered Shares to the Third-Party Purchaser on terms and conditions no more favorable to the Third-Party Purchaser than those set forth in the Offering Stockholder Notice. If the Offering Stockholder does not Transfer the Offered Shares within such period or, if applicable, within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Shares shall not be Transferred to the Third-Party Purchaser unless the Offering Stockholder sends a new Offering Stockholder Notice in accordance with, and otherwise complies with, this Section 3.02.

(g)   Each Stockholder shall take all actions as may be reasonably necessary to consummate the Transfer contemplated by this Section 3.02, including entering into agreements and delivering certificates, instruments, and consents as may be deemed necessary or appropriate.

(h)   At the closing of any Transfer pursuant to this Section 3.02, the Offering Stockholder shall deliver to the Purchasing Stockholders a certificate or certificates representing the Offered Shares to be sold (if any), accompanied by stock powers and all

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necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from such Purchasing Stockholders by certified or official bank check or by wire transfer of immediately available funds.

Section 3.03   Involuntary Transfers.

(a)   Except as set forth in Section 3.03(b), if a Stockholder is convicted of a felony while owning any Shares, the Company will repurchase all of such Stockholder's Shares at a price to be determined by the Board in its sole discretion.

(b)   If a Stockholder is convicted of embezzlement while owning any Shares, all of such Stockholder's Shares shall be automatically forfeited for no consideration.

(c)   If a Stockholder dies or suffers a Permanent Disability, the Company shall have a right to repurchase such Stockholder's Shares. If any such Shares are not purchased by the Company after a period of thirty (30) days, the Company shall notify the other Stockholders that they have the right to purchase their pro rata portion of such Shares. If any such Shares are not purchased thirty (30) days following the Company's notice to the other Stockholders, the remaining number of Shares shall be purchased by the Company. Any purchases made pursuant to this Section 3.03(c) shall be at a per Share price as determined by a valuation performed by a third party, such third party to be acceptable to the Board.

(d)   The purchase price for any Shares repurchased by the Company pursuant to this Section 3.03 shall be the Book Value multiplied by the number of Shares subject to sale. The "Book Value" shall be determined by dividing (a) the Company's net worth, excluding goodwill, in accordance with a methodology mutually agreeable to the Board, at the end of the Company's fiscal year which ends nearest to the occurrence of the event triggering the sale by (b) the number of Shares outstanding on the last day of such fiscal year. The Book Value shall be determined by an independent, nationally recognized valuation firm selected by the mutual agreement of the Stockholders, the Company, and the executor, administrator, surviving spouse or other legal representative of any deceased Stockholder interested in the sale of Shares (the "**Valuation Firm**"). The Book Value shall be computed in accordance with generally accepted accounting principles in effect from time to time. The Company shall provide the Valuation Firm with all reasonably necessary Company financial and other records as the Valuation Firm may request. The Valuation Firm shall deliver its written determination of Book Value within sixty (60) days of its engagement to the Stockholders (and the executor, administrator, surviving spouse or other legal representative of any deceased Stockholder) and the Company, and such determination of Book Value shall be final, conclusive and binding on the parties. All costs and expenses associated with the retainer or employment of the Valuation Firm to determine the Book Value of any Shares pursuant to this Section 3.03 shall be paid exclusively by the Company.

(e)   Any amounts to be paid by the Company pursuant to this Section 3.03 shall be paid as follows: (i) 25% shall be paid at the time of purchase and (ii) 75% shall be paid in equal monthly installments over a 3 year period following such purchase.

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Section 3.04   Texas Draw. Any Stockholder (the "**Selling Stockholder**") may elect to sell their Shares to the other Stockholders by circulating a notice to the non-Selling Stockholders notifying them of the offer to sell and the purchase price. The non-Selling Stockholders may then, within thirty (30) of such notice, elect to either purchase the Selling Stockholder's Shares at the price listed in the notice or sell such non-Selling Stockholders' Shares to the Selling Stockholder at the price listed in the notice.


ARTICLE IV
PREEMPTIVE RIGHTS


Section 4.01   Preemptive Rights.

(a)   The Company hereby grants to each Stockholder the right to purchase its pro rata portion of any new Shares (other than any Excluded Securities) (the "**New Securities**") that the Company may from time to time propose to issue or sell to any Person.

(b)   The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale described in Section 4.01(a) to the Stockholders within ten (10) days following Board approval of such issuance or sale. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser (a "**Prospective Purchaser**") seeking to purchase New Securities and set forth the material terms and conditions of the proposed issuance, including:

(i)   the number of New Securities proposed to be issued and the percentage of the outstanding Shares, on a fully diluted basis, that such issuance would represent;

(ii)   the proposed issuance date; and

(iii)   the proposed purchase price per share.

(c)   Each Stockholder shall for a period of fifteen (15) days following the receipt of an Issuance Notice (the "**Exercise Period**") have the right to elect irrevocably to purchase, at the purchase price set forth in the Issuance Notice, the amount of New Securities equal to the product of: (i) the total number of New Securities to be issued by the Company on the issuance date; and (ii) a fraction determined by dividing (A) the number of Shares owned by such Stockholder immediately prior to such issuance by (B) the total number of Shares outstanding on such date immediately prior to such issuance (the "**Preemptive Pro Rata Portion**") by delivering a written notice to the Company (an "**Acceptance Notice**"). Such Stockholder's election to purchase New Securities shall be binding and irrevocable. The failure of a Stockholder to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 4.01 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

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(d)   No later than five (5) days following the expiration of the Exercise Period, the Company shall notify each Stockholder in writing of the number of New Securities that each Stockholder has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "**Over-Allotment Notice**"). Each Stockholder exercising its right to purchase its Preemptive Pro Rata Portion of the New Securities in full (an "**Exercising Stockholder**") shall have a right of over-allotment such that if any other Stockholder fails to exercise its right under this Section 4.01 to purchase its Preemptive Pro Rata Portion of the New Securities (each, a "**Non-Exercising Stockholder**"), such Exercising Stockholder may purchase all or any portion of such Non-Exercising Stockholder's allotment (the "**Over-Allotment New Securities**") by giving written notice to the Company setting forth the number of Over-Allotment New Securities that such Exercising Stockholder is willing to purchase within five (5) days of receipt of the Over-Allotment Notice (the "**Over-Allotment Exercise Period**"). Such Exercising Stockholder's election to purchase Over-Allotment New Securities shall be binding and irrevocable. If more than one Exercising Stockholder elects to exercise its right of over-allotment, each Exercising Stockholder shall have the right to purchase the number of Over-Allotment New Securities it elected to purchase in its written notice; *provided*, that if the Over-Allotment New Securities are over-subscribed, each Exercising Stockholder shall purchase its pro rata portion of the available Over-Allotment New Securities based upon the relative Preemptive Pro Rata Portions of the Exercising Stockholders.

(e)   The Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to any New Securities not elected to be purchased pursuant to Section 4.01(c) and Section 4.01(d) in accordance with the terms and conditions set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced), *provided*, such issuance or sale is closed within thirty (30) days after the expiration of the Over-Allotment Exercise Period; *subject, however*, to the extension of such thirty (30) day period for a reasonable time not to exceed sixty (60) days after the expiration of the Over-Allotment Exercise Period to the extent reasonably necessary to obtain any necessary Government Approvals. Prior to such proposed issuance or sale of New Securities, the Company shall cause: (i) each proposed holder of such New Securities to execute and deliver to the Company a Joinder Agreement; and (ii) if such proposed holder is an individual, any Spouse of such proposed holder to execute and deliver to the Company a Spousal Consent. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Stockholders in accordance with the procedures set forth in this Section 4.01.

(f)   The closing of any purchase by any Exercising Stockholder shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this Section 4.01, the Company shall deliver share certificates (if any) evidencing the New Securities, which New Securities shall be issued free and clear of any Liens (other than those arising hereunder, those attributable to the actions of the purchasers thereof, and restrictions on transfer arising under applicable state or federal securities Laws), and the Company shall so represent and warrant to the purchasers thereof, and further

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represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Stockholders and after payment therefor, duly authorized, validly issued, fully paid, and non-assessable. Each Exercising Stockholder shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale, including entering into such additional agreements as may be necessary or appropriate.

ARTICLE V
NON-COMPETE AND OTHER AGREEMENTS

Section 5.01   Non-Compete. As long as they own any Shares in the Company, each Stockholder shall not, directly or indirectly, through one or more of any of its respective Affiliates own, manage, operate, control, or participate in the ownership, management, operation, or control of any Competitor; *provided*, that nothing in this Section 5.01 shall prohibit such Initial Stockholder or any of its respective Affiliates from acquiring or owning, directly or indirectly:

(a)   up to 2% of the aggregate voting securities of any Competitor that is a publicly traded Person; or

(b)   up to 2/% of the aggregate voting securities of any Competitor that is not a publicly traded Person; *provided*, that neither such Initial Stockholder, directly or indirectly, through one or more of their respective Affiliates, designates a member of the board of directors (or similar body) of such Competitor or its Affiliates or is granted any other governance rights with respect to such Competitor or its Affiliates (other than customary governance rights granted in connection with the ownership of debt securities).

Section 5.02   Blue-Pencil. If any court determines that any of the covenants set forth in Section 5.01, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, the court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable.

Section 5.03   Corporate Opportunities. Except as otherwise provided in the second sentence of this Section 5.03 and subject to each Initial Stockholder's obligations under Section 5.01: (a) no Stockholder or any of its Permitted Transferees or any of their respective Representatives shall have any duty to communicate or present an investment or business opportunity or prospective economic advantage to the Company in which the Company may, but for the provisions of this Section 5.03, have an interest or expectancy (a "**Corporate Opportunity**"); and (b) to the fullest extent permitted by applicable Law, no Stockholder or any of its Permitted Transferees or any of their respective Representatives (even if such Person is also an officer or Director of the Company) shall be deemed to have breached any fiduciary or other duty or obligation to the Company by reason of the fact that any such Person pursues or acquires a Corporate Opportunity for itself or its Permitted Transferees or directs, sells, assigns, or transfers such Corporate Opportunity to another Person or does not communicate information

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regarding such Corporate Opportunity to the Company. The Company renounces any interest in a Corporate Opportunity and any expectancy that a Corporate Opportunity will be offered to the Company; *provided*, that the Company does not renounce any interest or expectancy it may have in any Corporate Opportunity that is offered to an officer or Director of the Company whether or not such individual is also a Director or officer of a Stockholder, if such opportunity is expressly offered to such Person in his or her capacity as an officer or Director of the Company. The Stockholders hereby recognize that the Company reserves such rights.

Section 5.04   Confidentiality.

(a)   Each Stockholder acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Stockholder acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to Competitors or made available to the public. Without limiting the applicability of any other agreement to which any Stockholder is subject, each Stockholder shall, and shall cause its Representatives to, keep confidential and not, directly or indirectly, disclose or use (other than solely for the purposes of such Stockholder monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Stockholder is or becomes aware. Each Stockholder in possession of Confidential Information shall, and shall cause its Representatives to, take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b)   Nothing contained in Section 5.04(a) shall prevent any Stockholder from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Stockholder; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Stockholders; (vi) to such Stockholder's Representatives who, in the reasonable judgment of such Stockholder, need to know such Confidential Information and agree to be bound by the provisions of this Section 5.04 as if a Stockholder; or (vii) to any potential transferee in connection with a proposed Transfer of Shares in accordance with this Agreement, as long as such potential transferee agrees in writing to be bound by the provisions of this Section 5.04 as if a Stockholder before receiving such Confidential

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Information; *provided*, that in the case of clause (i), (ii), or (iii), such Stockholder shall notify the Company and other Stockholders of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Stockholders) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 5.04(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Stockholder or any of its Representatives in violation of this Agreement; (ii) is or has been independently developed or conceived by such Stockholder without use of Confidential Information; or (iii) becomes available to such Stockholder or any of its Representatives on a non-confidential basis from a source other than the Company, the other Stockholders, or any of their respective Representatives, *provided*, that such source is not known by the receiving Stockholder to be bound by a confidentiality agreement regarding the Company.

(d) The obligations of each Stockholder under this Section 5.04 shall survive: (i) the termination, dissolution, liquidation, and winding up of the Company; and (ii) such Stockholder's Transfer of its Shares.

ARTICLE VI
INFORMATION RIGHTS

Section 6.01 Financial Statements. In addition to, and without limiting any rights that a Stockholder may have with respect to inspection of the books and records of the Company under applicable Laws, including the DGCL, the Company shall furnish to each Stockholder, the following information, if so requested in writing by the Stockholder:

(a) The balance sheet of the Company as at the end of each such Fiscal Year and the statements of income, cash flows, and changes in stockholders' equity for such year.

(b) The balance sheet of the Company at the end of such quarter and the statements of income, cash flows, and changes in stockholders' equity for such quarter, all in reasonable detail.

Section 6.02 Inspection Rights.

(a) The Company shall, and shall cause its officers, Directors, and employees to: (i) afford each Stockholder that owns at least 5% of the outstanding Shares and the Representatives of each such Stockholder, during normal business hours and upon reasonable written notice, reasonable access at all reasonable times to its officers, employees, auditors, properties, offices, plants, and other facilities and to all books and records; and (ii) afford such Stockholder the opportunity to consult with its officers from time to time regarding the Company's affairs, finances, and accounts as each such Stockholder may reasonably request upon reasonable notice.

(b)   The right set forth in Section 6.02(a) shall not and is not intended to limit any rights which the Stockholders may have with respect to the books and records of the Company, or to inspect its properties or discuss its affairs, finances, and accounts under the laws of the State of Delaware.

ARTICLE VII
CAPITAL CONTRIBUTIONS

Section 7.01   Initial Capital Contributions. Contemporaneously with the execution of this Agreement, each Stockholder has made an initial Capital Contribution and is deemed to own Shares in the amounts set forth opposite such Stockholder's name on Schedule A attached hereto. The Board shall update Schedule A upon the issuance or Transfer of any Shares to any new or existing Stockholder in accordance with this Agreement.

Section 7.02   Additional Capital Contributions.

(a)   In addition to the initial Capital Contributions of the Stockholders, the Stockholders shall make additional Capital Contributions in cash, in proportion to their respective Shares, as determined by consent of at least 75% of the Board from time to time to be reasonably necessary to pay any operating, capital or other expenses relating to the Business (such additional Capital Contributions, the "**Additional Capital Contributions**"). Upon the Board making such determination for Additional Capital Contributions, the Board shall deliver to the Stockholders a written notice of the Company's need for Additional Capital Contributions, which notice shall specify in reasonable detail (i) the purpose for such Additional Capital Contributions, (ii) the aggregate amount of such Additional Capital Contributions, (iii) each Stockholder's share of such aggregate amount of Additional Capital Contributions based upon such Stockholder's Shares, and (iv) the date (which date shall not be less than 15 Business Days from the date that such notice is given) on which such Additional Capital Contributions shall be required to be made by the Stockholders.

(b)   If any Stockholder shall fail to timely make, or notifies the Company that it shall not make, all or any portion of any Additional Capital Contribution which such Stockholder is obligated to make under Section 7.02(a), then such defaulting Stockholder shall be deemed to be a "**Non-Contributing Stockholder**". Any of the non-defaulting Stockholders (a "**Contributing Stockholder**") shall be entitled, but not obligated, to loan to the Non-Contributing Stockholder, by contributing to the Company on its behalf, all or any part of the amount (the "**Default Amount**") that the Non-Contributing Stockholder failed to contribute to the Company (each such loan, a "**Default Loan**"), *provided*, that such Contributing Stockholder shall have contributed to the Company its pro rata share of the applicable Additional Capital Contribution. Each Default Loan shall bear interest (compounded monthly on the first day of each calendar month) on the unpaid principal amount thereof from time to time remaining from the date advanced until repaid, at NY Prime plus 3%, unless otherwise agreed between the Contributing Stockholder and Non-Contributing Stockholder.

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(c)   If the Non-Contributing Stockholder has not repaid the Default Loan (together with interest then due and owing) in whole within thirty (30) days, the Default Loan shall be converted into an Additional Capital Contribution of the Contributing Stockholder in an amount equal to the principal and unpaid interest on such Default Loan pursuant to this Section 7.02(c), and the Contributing Stockholder's Capital Account shall be increased by such amount. At the time of such conversion, the Shares of the Contributing Stockholder shall be increased proportionally by the amount of such contribution, thereby diluting the Shares of the Non-Contributing Stockholder.

(d)   Except as set forth in Section 7.02, no Stockholder shall be required to make additional Capital Contributions or make loans to the Company.

ARTICLE VIII
REPRESENTATIONS AND WARRANTIES

Section 8.01   Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder that:

(a)   Such Stockholder has full capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Such Stockholder has duly executed and delivered this Agreement.

(b)   This Agreement constitutes the legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery, and performance of this Agreement require no action by, or in respect of, or filing with, any Governmental Authority.

(c)   The execution, delivery, and performance by such Stockholder of this Agreement does not: (i) conflict with or result in any violation or breach of any provision of any of the governing documents of such Stockholder; (ii) conflict with or result in any violation or breach of any provision of any applicable Laws; or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(d)   Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Shares, including agreements or arrangements with respect to the acquisition or disposition of the Shares or any interest therein or the voting of the Shares (whether or not such agreements and arrangements are with the Company or any other Stockholder).

(e)   Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in

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full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

ARTICLE IX
TERM AND TERMINATION

Section 9.01   Termination. This Agreement shall terminate upon the earliest of:

(a)   the consummation of an Initial Public Offering;

(b)   the consummation of a merger or other business combination involving the Company whereby the Shares become listed or admitted to trading on the Nasdaq Stock Market, the New York Stock Exchange, or another national securities exchange;

(c)   the date on which none of the Stockholders holds any Shares;

(d)   the termination, dissolution, liquidation, or winding up of the Company; or

(e)   the agreement of the Stockholders holding a majority of the issued and outstanding Shares, acting together and by written instrument.

Section 9.02   Effect of Termination.

(a)   The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(i)   the existence of the Company;

(ii)   the obligation of any party to this Agreement to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(iii)   the rights which any Stockholder may have by operation of law as a stockholder of the Company; or

(iv)   the rights contained herein which by their terms are intended to survive termination of this Agreement.

(b)   The following provisions shall survive the termination of this Agreement: Section 5.04 (as and to the extent provided in Section 5.04(d)), this Section 9.02, Section 10.04, Section 10.12, Section 10.14, Section 10.15, Section 10.16, and Section 10.17.

ARTICLE X
MISCELLANEOUS

Section 10.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants,

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incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 10.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agrees, at the request of the Company or any other Stockholder, to execute and deliver such additional documents, certificates, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 10.03 Release of Liability. Except as otherwise provided herein, in the event any Stockholder Transfers all the Shares held by such Stockholder in compliance with the provisions of this Agreement without retaining any interest therein, then such Stockholder shall cease to be a party to this Agreement and shall be relieved and have no further liability arising hereunder for events occurring from and after the date of such Transfer.

Section 10.04 Notices.

(a)   All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

(b)   Such communications in Section 10.04(a) must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.04):

(i)   if to the Company, at its principal office address;

(ii)   if to a Stockholder, at the address set forth on **Schedule A** attached hereto;

(iii)   if to a Permitted Transferee of Shares or any other Stockholder other than the Initial Stockholders (A) at the address set forth on the respective Joinder Agreement executed by such party; or (B) if an address is neither set forth on such Joinder Agreement nor provided to the Company in a notice given in accordance with this Section 10.04, at such party's last known address; and

(iv)   if to the Spouse of a Stockholder: (A) if applicable, in care of the Spouse's attorney of record at the attorney's address; or (B) if the Spouse is unrepresented, at the Spouse's last known address.

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Section 10.05 Agreement Prepared by Company Counsel. Each Stockholder has read this Agreement and acknowledges that:

(a)   counsel for the Company prepared this Agreement on behalf of the Company and not on behalf of any Stockholder;

(b)   such Stockholder has been advised that a conflict may exist between such Stockholder's interests, the interests of the other Stockholders, and/or the interests of the Company;

(c)   this Agreement may have significant legal, financial planning, and/or tax consequences to the Stockholder;

(d)   such Stockholder has sought, or has had the full opportunity to seek, the advice of independent legal, financial planning, and/or tax counsel of its choosing regarding such consequences; and

(e)   counsel for the Company has made no representations to the Stockholder regarding such consequences.

Section 10.06 Interpretation. For purposes of this Agreement: (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits, and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.07 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 5.02, upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

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Section 10.08 Entire Agreement. This Agreement and the Governing Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and any Governing Document, the Stockholders and the Company shall, to the extent permitted by applicable Laws, amend such Governing Document to comply with the terms of this Agreement.

Section 10.09 Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. This Agreement may not be assigned by any Stockholder except as permitted in this Agreement (or as otherwise consented to in writing by all the other Stockholders prior to the assignment) and any such assignment in violation of this Agreement shall be null and void.

Section 10.10 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.11 Amendment and Modification. This Agreement may only be amended, modified, or supplemented by an instrument in writing executed by the Company and the Stockholders holding a majority of the issued and outstanding Shares. Any such written amendment, modification, or supplement will be binding upon the Company and each Stockholder.

Section 10.12 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 10.13 Governing Law. This Agreement, including all Exhibits and Schedules hereto, and all matters arising out of or relating to this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 10.14 Submission to Jurisdiction.

(a)   The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the US District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject-matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware.

(b)   Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice, or other document by certified or registered mail to the address set forth in Section 10.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 10.15 Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.16 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 10.17 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 10.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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Section 10.19 Spousal Consent. Each Stockholder who has a Spouse on the date of this Agreement shall cause such Stockholder's Spouse to execute and deliver to the Company a spousal consent in the form of **Exhibit B** hereto (a **"Spousal Consent"**), pursuant to which the Spouse acknowledges that they have read and understood the Agreement and agrees to be bound by its terms and conditions. If any Stockholder should marry or engage in a Marital Relationship following the date of this Agreement, such Stockholder shall cause their Spouse to execute and deliver to the Company a Spousal Consent within 30 days thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

The Company:

Mags Ammo & Co., a Delaware corporation

By: DocuSigned by: [signature] 4735D178FF4F4C8... CEO
Ryan Larkin, Chief Executive Officer

The Stockholders:

DocuSigned by: [signature] 4735D178FF4F4C8... 3/31/2023
Ryan Larkin

DocuSigned by: Harry Barzilay C9032544D0DC420... 4/1/2023
Harry Barzilay

DocuSigned by: Lonnie McBride D464665BDA7E4B8... 4/2/2023
Lonnie McBride

DocuSigned by: Joe DiGangi 632DF8E0D4CE465... 4/1/2023
Joe DiGangi

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SCHEDULE A

STOCKHOLDERS

Name	Capital Contribution	Shares Owned	Fully Diluted Capitalization
Ryan Larkin		1,300	26%
Harry Barzilay		1,050	21%
Lonnie McBride		225	4.5%
Joe DiGangi		725	14.5%
Josh Cutlip		150*	3%
Equity Pool		850	17%

*subject to vesting

SCHEDULE B

DIRECTORS

1. Ryan Larkin

2. Joe DiGangi

3. Harry Barzilay

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EXHIBIT A

FORM OF JOINDER AGREEMENT

JOINDER AGREEMENT

Reference is hereby made to the Stockholders Agreement, dated March ___, 2023, as amended from time to time (the "**Stockholders Agreement**"), by and between Mags Ammo & Co., a Delaware corporation (the "**Company**"), those Persons listed on Schedule A thereto and any other Persons that may acquire Shares and become a party thereto. Pursuant to and in accordance with Section 4.01 of the Stockholders Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Stockholders Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Stockholders Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Stockholders Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Stockholder for all purposes thereof and entitled to all the rights incidental thereto.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Stockholders Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [DATE].

[NEW MEMBER]

By_____
Name:
Title:

EXHIBIT B

FORM OF SPOUSAL CONSENT

CONSENT OF SPOUSE

I, _____, spouse of _____, acknowledge that I have read the Stockholders Agreement, dated as of March ___, 2023, by and among Mags Ammo & Co., a Delaware corporation (the "**Company**"), those Persons listed on Schedule A thereto and any other Persons that may acquire Shares and become a party thereto, (as the same may be amended or amended and restated from time to time, the "**Agreement**"), and that I understand the contents of the Agreement. I am aware that my spouse is a party to the Agreement and the Agreement contains provisions regarding the voting and transfer of Shares (as defined in the Agreement) of the Company which my spouse may own, including any interest I might have therein.

I hereby agree that I and any interest, including any community property interest, that I may have in the Shares of the Company subject to the Agreement shall be irrevocably bound by the Agreement, including any restrictions on the transfer or other disposition of any Shares or voting or other obligations as set forth in the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreement.

This Consent shall be binding on my executors, administrators, heirs and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Agreement and this Consent.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right. I am under no disability or impairment that affects my decision to sign this Consent and I knowingly and voluntarily intend to be legally bound by this Consent.

Dated as of _____

_____
Signature

_____

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Print Name

[STATE OF_____)

                  ss.:

COUNTY OF _____)

On the _____day of _____,
____, before me personally came
_____, to me
known and known to me to be the person described in
and who executed the foregoing instrument, and
he/she acknowledged to me that he/she executed the
same.

My term expires: _____

_____

Notary Public]

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Title	FORM C Mags Ammo
File name	Mags Ammo Form C ....docx (1) (1).pdf
Document ID	7605ae8c19cc47287fbaf16cad957b14e0388d43
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document history

SENT	**01 / 17 / 2024** 15:14:06 UTC	Sent for signature to Ryan Larkin (ryan.larkin@magsnco.com) from info@chainraise.io IP: 107.194.15.213
VIEWED	**01 / 17 / 2024** 15:14:24 UTC	Viewed by Ryan Larkin (ryan.larkin@magsnco.com) IP: 69.145.161.40
SIGNED	**01 / 17 / 2024** 15:45:01 UTC	Signed by Ryan Larkin (ryan.larkin@magsnco.com) IP: 69.145.161.40
COMPLETED	**01 / 17 / 2024** 15:45:01 UTC	The document has been completed.